FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2026
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Semi-annual Securities Report for The Six-month Period with the Director of the Kanto Local Finance Bureau in Japan on October 29, 2026. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Semi-annual Securities Report For The Six-month Period Ended September 30, 2026
99.1	Financial Appendix (incorporated by reference to Exhibit 99.1 to Form 6-K of the Registrant, filed on October 29, 2026)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 29, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Translation for reference purpose only

Semi-annual Securities Report
(The semi-annual of 150th Business Term)
for The Six-month Period Ended September 30, 2026
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

Translation for reference purpose only

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[Cover]
[Document Filed]	Semi-annual Securities Report
[Applicable Law]	Item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	October 29, 2026
[Fiscal period]	The semi-annual of 150th Business Term (from April 1, 2026 to September 30, 2026)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Julie Kim, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Accounting & Controllership, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Translation for reference purpose only

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30,	Six-month period ended September 30,	For the year ended March 31,
Term	2025	2026	2026
Revenue	2,219,481	2,406,997	4,505,720
Profit (loss) before tax	178,804	318,688	(142,355)
Net profit (loss) for the period	112,550	305,716	(152,125)
Net profit (loss) attributable to owners of the Company	112,441	305,626	(152,390)
Total comprehensive income (loss) for the period	365,385	107,101	780,275
Total equity	7,131,690	7,417,176	7,430,649
Total assets	14,470,300	15,271,498	15,511,506
Basic earnings per share (loss) (JPY)	71.57	192.53	(96.75)
Diluted earnings per share (loss) (JPY)	70.45	189.52	(96.75)
Ratio of equity attributable to owners of the Company to total assets (%)	49.3	48.6	47.9
Net cash from operating activities	593,651	431,890	1,041,431
Net cash used in investing activities	(81,326)	(108,774)	(369,141)
Net cash used in financing activities	(226,881)	(491,370)	(496,820)
Cash and cash equivalents at the end of the period	681,486	418,533	595,054
*1 As the Company prepares Condensed Interim Consolidated Financial Statements, key unconsolidated financial data is not presented.
*2    All amounts shown are rounded to the nearest million JPY.
*3    The key consolidated financial data for the year ended March 31, 2026 is based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The key consolidated financial data for the six-month periods ended September 30, 2025 and 2026 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2026.
As of September 30, 2026, Takeda consisted of 157 entities comprised of 147 consolidated subsidiaries (including partnerships), 9 associates* accounted for using the equity method, and Takeda Pharmaceutical Company Limited. There has been no significant change in our group companies for the six-month period ended September 30, 2026.
* Associates include a joint venture.

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II. Operating and Financial Review
1. Risk Factors
There were no new risk factors identified for the six-month period ended September 30, 2026 as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2026 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2026)

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Cost of sales	(764.7)	(798.8)	(34.0)	4.5%	(4.6)%
Selling, general and administrative expenses	(509.4)	(558.2)	(48.8)	9.6%	0.3%
Research and development expenses	(305.4)	(338.6)	(33.3)	10.9%	2.1%
Amortization and impairment losses on intangible assets associated with products	(336.8)	(218.5)	118.3	(35.1)%	(40.7)%
Other operating income	23.5	15.5	(8.1)	(34.3)%	(37.7)%
Other operating expenses	(73.1)	(101.6)	(28.5)	39.0%	25.4%
Operating profit	253.6	406.7	153.2	60.4%	45.0%
Finance income and (expenses), net	(72.1)	(88.0)	(15.9)	22.0%	15.0%
Share of loss of investments accounted for using the equity method	(2.6)	(0.0)	2.6	(99.8)%	―
Profit before tax	178.8	318.7	139.9	78.2%	59.3%
Income tax expenses	(66.3)	(13.0)	53.3	(80.4)%	(92.6)%
Net profit for the period	112.5	305.7	193.2	171.6%	148.7%
Net profit for the period attributable to owners of the Company	112.4	305.6	193.2	171.8%	148.9%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change” in Core Results (April 1 to September 30, 2026).
Revenue
Revenue for the six-month period ended September 30, 2026 was JPY 2,407.0 billion (JPY +187.5 billion and +8.4% AER, -1.0% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Revenue of our key business areas, which comprise Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines, and Neuroscience, was JPY 2,308.2 billion (JPY +191.8 billion and +9.1% AER, -0.5% CER). Revenue outside of our key business areas was JPY 98.8 billion (JPY -4.3 billion and -4.2% AER, -12.7% CER).

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Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	219.1	213.9	(5.2)	(2.4)%	(2.7)%
United States	1,091.9	1,130.7	38.8	3.6%	(5.4)%
Europe*2	482.1	559.8	77.7	16.1%	4.8%
Latin America	118.5	144.5	26.0	22.0%	5.6%
China	92.7	106.2	13.6	14.6%	(0.9)%
Asia (excluding Japan & China)	47.8	54.6	6.8	14.1%	7.7%
Russia/CIS	43.2	52.8	9.6	22.2%	7.8%
Other*1, 2	124.3	144.5	20.3	16.3%	4.5%
Total	2,219.5	2,407.0	187.5	8.4%	(1.0)%
*1 Other includes Canada, the Middle East, Oceania and Africa.
*2 Following the implementation of a new organizational structure, the geographical classification previously presented as “Europe and Canada” through the prior fiscal year has been revised to “Europe” from the current fiscal year, and revenue attributable to Canada is now included in “Other“. Accordingly, revenue for FY2025 H1 in the above has been reclassified to conform to the FY2026 H1 presentation.  Revenue by geographic region for FY2025 H1 previously presented under “Europe and Canada” and “Other” amounted to JPY 535.2 billion and JPY 71.2 billion, respectively.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	692.8	776.8	84.0	12.1%	2.5%
Rare Diseases	380.5	395.7	15.2	4.0%	(5.6)%
PDT	517.4	561.2	43.7	8.5%	(1.5)%
Oncology	287.8	317.0	29.2	10.1%	0.9%
Vaccines	31.7	36.6	5.0	15.7%	7.7%
Neuroscience	206.1	220.9	14.8	7.2%	(1.6)%
Other	103.1	98.8	(4.3)	(4.2)%	(12.7)%
Total	2,219.5	2,407.0	187.5	8.4%	(1.0)%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 776.8 billion (JPY +84.0 billion and +12.1% AER, +2.5% CER).
Sales of ENTYVIO (for ulcerative colitis and Crohn’s disease) were JPY 541.7 billion (JPY +62.4 billion and +13.0% AER, +2.7% CER). Sales in the U.S. were JPY 351.8 billion (JPY +32.8 billion and +10.3% AER). The increase was driven by favorable foreign exchange rates against the U.S. dollar, accompanied by growth of the subcutaneous formulation. Sales in Europe were JPY 124.9 billion (JPY +16.4 billion and +15.1% AER). The increase was due to favorable foreign exchange rates against the Euro, complemented by continued growth in patient numbers, supported by increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 79.9 billion (JPY +8.3 billion and +11.5% AER, +2.1% CER). The increase was primarily due to favorable foreign exchange rates, accompanied by a sales increase in the U.S. driven by stable demand.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 76.0 billion (JPY +7.1 billion and +10.3% AER, +6.2% CER). The increase was primarily due to a sales increase in China and Japan driven by stable demand, accompanied by favorable foreign exchange rates.

Translation for reference purpose only
Rare Diseases
In Rare Diseases, revenue was JPY 395.7 billion (JPY +15.2 billion and +4.0% AER, -5.6% CER).
Sales of LIVTENCITY (for post-transplant cytomegalovirus infection/disease) were JPY 28.8 billion (JPY +6.7 billion and +30.2% AER, +18.6% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, accompanied by favorable foreign exchange rates.
Sales of VONVENDI (for von Willebrand Disease) were JPY 15.9 billion (JPY +4.5 billion and +39.3% AER, +27.0% CER). The increase was due to the expanded indication of VONVENDI, enabling prophylactic use for adult populations, complemented by favorable foreign exchange rates.
Sales of ADZYNMA (for congenital thrombotic thrombocytopenic purpura) were JPY 8.8 billion (JPY +4.0 billion and +82.2% AER, +65.5% CER). The increase was primarily due to post-launch growth in Europe, reflecting an unmet need for treatment of an ultra-rare patient population.
PDT
In PDT, revenue was JPY 561.2 billion (JPY +43.7 billion and +8.5% AER, -1.5% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency, chronic inflammatory demyelinating polyneuropathy, and multifocal motor neuropathy, were JPY 423.8 billion (JPY +36.7 billion and +9.5% AER, -0.3% CER). Sales of CUVITRU and HYQVIA, which are subcutaneous immunoglobulin therapies, experienced double digit percentage sales growth, due to continued strong demand globally, accompanied by favorable foreign exchange rates. Sales of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, slightly increased, primarily due to favorable foreign exchange rates.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 69.1 billion (JPY +3.0 billion and +4.5% AER, -6.9% CER). The increase was primarily attributable to favorable foreign exchange rates, which was partially offset by a sales decline in the U.S.
Oncology
In Oncology, revenue was JPY 317.0 billion (JPY +29.2 billion and +10.1% AER, +0.9% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 85.5 billion (JPY +10.9 billion and +14.7% AER, +2.5% CER). The increase was primarily due to favorable foreign exchange rates, accompanied by a sales increase in Latin America driven by stable demand.
Sales of FRUZAQLA (for colorectal cancer) were JPY 33.4 billion (JPY +6.1 billion and +22.4% AER, +12.6% CER). The increase was primarily attributable to continued performance in Europe, as FRUZAQLA is addressing a need for new treatment options in metastatic colorectal cancer, and favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 63.9 billion (JPY +5.2 billion and +8.9% AER, +1.9% CER). The increase was due to favorable foreign exchange rates, accompanied by a sales increase in China, driven by volume growth following the implementation of provincial volume-based procurement.
Sales of NINLARO (for multiple myeloma) were JPY 44.1 billion (JPY +2.7 billion and +6.5% AER, -4.0% CER). The increase was primarily attributable to favorable foreign exchange rates, which was partially offset by a sales decline in the U.S.
Sales of ICLUSIG (for leukemia) were JPY 37.1 billion (JPY +2.7 billion and +7.8% AER, -2.0% CER). The increase was primarily attributable to favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 36.6 billion (JPY +5.0 billion and +15.7% AER, +7.7% CER).
Sales of QDENGA (for prevention of dengue) were JPY 26.6 billion (JPY +5.6 billion and +26.4% AER, +14.4% CER). The increase was due to post-launch growth in Latin America, as well as favorable foreign exchange rates.
Neuroscience
In Neuroscience, revenue was JPY 220.9 billion (JPY +14.8 billion and +7.2% AER, -1.6% CER).
Sales of TRINTELLIX (for major depressive disorder) were JPY 71.3 billion (JPY +14.3 billion and +25.2% AER, +15.6% CER). The increase was due to pricing favorability in the U.S. including a price increase and shifts in payer mix, lower sales in the same period of the previous year following changes in the distribution model of a major customer and favorable foreign exchange rates.

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Cost of Sales
Cost of Sales was JPY 798.8 billion (JPY +34.0 billion and +4.5% AER, -4.6% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by a lower cost ratio resulting from changes in product mix.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 558.2 billion (JPY +48.8 billion and +9.6% AER, +0.3% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Research and Development (R&D) Expenses
R&D Expenses were JPY 338.6 billion (JPY +33.3 billion and +10.9% AER, +2.1% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including arcotatug tavatecan (TAK-921), elritercept (TAK-226) and TAK-928.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 218.5 billion (JPY -118.3 billion and -35.1% AER, -40.7% CER). The decrease reflected lower amortization expenses (JPY -48.4 billion) and impairment losses (JPY -69.8 billion). The decrease in amortization expenses mainly reflected the completion of amortization of intangible assets related to VYVANSE/ELVANSE, partially offset by foreign exchange impacts from the depreciation of the Japanese yen. The decrease in impairment losses was primarily attributable to impairment charges recognized in the six-month period ended September 30, 2025, including JPY 58.2 billion related to the gamma delta T-cell therapy platform and associated oncology programs following the decision to discontinue the cell therapy research.
Other Operating Income
Other Operating Income was JPY 15.5 billion (JPY -8.1 billion and -34.3% AER, -37.7% CER). The decrease was mainly due to lower gains on the divestiture of non-core products recorded in the six-month period ended September 30, 2026.
Other Operating Expenses
Other Operating Expenses were JPY 101.6 billion (JPY +28.5 billion and +39.0% AER, +25.4% CER). The increase was primarily attributable to a JPY 52.4 billion increase in restructuring expenses, reflecting ongoing implementation of the transformation program in the six-month period ended September 30, 2026. This increase was partially offset by a decrease in expenses related to pre-launch inventories compared to the six-month period ended September 30, 2025.
Operating Profit
As a result of the above factors, Operating Profit was JPY 406.7 billion (JPY +153.2 billion and +60.4% AER, +45.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 88.0 billion (JPY +15.9 billion and +22.0% AER, +15.0% CER). The increase was mainly attributable to higher interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025, and the lease liability associated with the building lease in Cambridge, Massachusetts, as well as losses on the investments in convertible notes in the six-month period ended September 30, 2026.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.0 billion (JPY -2.6 billion and -99.8% AER).
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 318.7 billion (JPY +139.9 billion and +78.2% AER, +59.3% CER).
Income Tax Expenses
Income Tax Expenses were JPY 13.0 billion (JPY -53.3 billion and -80.4% AER, -92.6% CER). The decrease was primarily attributable to deferred tax benefits recognized in the six-month period ended September 30, 2026, reflecting a reassessment of the recoverability of deferred tax assets related to deductible temporary differences, as well as deferred tax benefits arising from capital losses generated through the restructuring of a subsidiary. This decrease was partially offset by increased tax expense due to higher pretax earnings.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 305.7 billion (JPY +193.2 billion and +171.6% AER, +148.7% CER) and Net Profit for the Period attributable to owners of the Company was JPY 305.6 billion (JPY +193.2 billion and +171.8% AER, +148.9% CER).

Translation for reference purpose only
Core Results (April 1 to September 30, 2026)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations (primarily revenue or related adjustments associated with divestments and liquidations). Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Net Profit for the Year attributable to owners of the Company represents net profit for the year attributable to owners of the Company, adjusted to eliminate the impact of items excluded in the calculation of Core Operating Profit, other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and foreign exchange gains and losses arising directly from, or economically attributable to items excluded from the Core Financial Measures. Core Net Profit for the Year attributable to owners of the Company is also adjusted to eliminate the tax effect associated with each of these adjustments. Core EPS is calculated by dividing Core Net Profit for the Year attributable to owners of the Company by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).

Constant Exchange Rate (“CER”) Change
CER Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year, provided, however, that the results of operations of subsidiaries in countries experiencing hyperinflation, and for which IAS 29, Financial Reporting in Hyperinflationary Economies, is applied, are not adjusted for CER Change, and instead are calculated in accordance with IAS 29.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do and therefore such measures may not be directly comparable. Accordingly, CER change should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS.

Translation for reference purpose only
Results of Core Operations

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Core operating profit	639.2	710.6	71.4	11.2%	0.7%
Core net profit for the period	438.7	489.7	51.0	11.6%	(0.2)%
Core net profit for the period attributable to owners of the Company	438.6	489.6	51.0	11.6%	(0.2)%
Core EPS (yen)	279	308	29	10.5%	(1.2)%

Core Revenue
Core Revenue for the six-month period ended September 30, 2026 was JPY 2,407.0 billion (JPY +187.5 billion and +8.4% AER, -1.0% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Excluding the foreign exchange impacts, Core Revenue slightly declined, as broadly flat Core In-line Brands*1 and steady growth of New Launches*2 were more than offset by a decline in revenue from loss of exclusivity-impacted and mature products.
*1 Core In-line Brands refers to select products launched 6 or more years ago that generate over JPY 100.0 billion in annual revenue and are actively promoted (ENTYVIO, GATTEX/REVESTIVE, TAKECAB/VOCINTI, TAKHZYRO, immunoglobulin products, albumin products, ADCETRIS). In the six-month period ended September 30, 2026, these products represented 58% of Core Revenue and grew by 0.5% at CER.
*2 New Launches refers to select products launched within past 5 years (EOHILIA, LIVTENCITY, ADZYNMA, FRUZAQLA, QDENGA) and recently approved products ORZEYFUL and MIMRYLO. In the six-month period ended September 30, 2026, these products represented 4% of Core Revenue and grew by 17.3% at CER.
Core Operating Profit
Core Operating Profit was JPY 710.6 billion (JPY +71.4 billion and +11.2% AER, +0.7% CER). The components of Core Operating Profit are as follows:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Core cost of sales	(765.2)	(799.4)	(34.3)	4.5%	(4.6)%
Core selling, general and administrative (SG&A) expenses	(509.7)	(558.4)	(48.7)	9.6%	0.2%
Core research and development (R&D) expenses	(305.5)	(338.6)	(33.2)	10.9%	2.1%
Core operating profit	639.2	710.6	71.4	11.2%	0.7%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 799.4 billion (JPY +34.3 billion and +4.5% AER, -4.6% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by a lower cost ratio resulting from changes in product mix.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 558.4 billion (JPY +48.7 billion and +9.6% AER, +0.2% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 338.6 billion (JPY +33.2 billion and +10.9% AER, +2.1% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including arcotatug tavatecan (TAK-921), elritercept (TAK-226) and TAK-928.

Translation for reference purpose only
Core Net Profit for the Period
Core Net Profit for the Period was JPY 489.7 billion (JPY +51.0 billion and +11.6% AER, -0.2% CER) and Core Net Profit for the Period attributable to owners of the Company was JPY 489.6 billion (JPY +51.0 billion and +11.6% AER, -0.2% CER). Core Net Profit for the Period is calculated from Core Operating Profit as follows:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	639.2	710.6	71.4	11.2%	0.7%
Core finance income and (expenses), net	(67.1)	(79.8)	(12.6)	18.8%	12.1%
Core share of profit (loss) of investments accounted for using the equity method	(0.6)	(0.0)	0.6	(99.2)%	―
Core profit before tax	571.5	630.8	59.3	10.4%	(0.5)%
Core income tax expenses	(132.8)	(141.1)	(8.3)	6.3%	(1.5)%
Core net profit for the period	438.7	489.7	51.0	11.6%	(0.2)%
Core net profit for the period attributable to owners of the Company	438.6	489.6	51.0	11.6%	(0.2)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 79.8 billion (JPY +12.6 billion and +18.8% AER, +12.1% CER). The increase was mainly attributable to higher interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025, and the lease liability recognized in August 2026 associated with the building lease in Cambridge, Massachusetts.
Core Share of Loss of Investments Accounted for Using the Equity Method
Core Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.0 billion (JPY -0.6 billion and -99.2% AER).
Core Profit Before Tax
Core Profit Before Tax was JPY 630.8 billion (JPY +59.3 billion and +10.4% AER, -0.5% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 141.1 billion (JPY +8.3 billion and +6.3% AER, -1.5% CER). The increase was primarily attributable to higher Core pretax earnings in the six-month period ended September 30, 2026.
Core EPS
Core EPS was JPY 308 (JPY +29 and +10.5% AER, -1.2% CER).

Translation for reference purpose only
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2026	September 30, 2026
Total Assets	15,511.5	15,271.5	(240.0)
Total Liabilities	8,080.9	7,854.3	(226.5)
Total Equity	7,430.6	7,417.2	(13.5)
Assets
Total Assets as of September 30, 2026 were JPY 15,271.5 billion (JPY -240.0 billion). Intangible Assets decreased (JPY -201.3 billion), mainly due to amortization, accompanied by the effect of foreign currency translation. Goodwill decreased (JPY -124.5 billion), primarily due to the effect of foreign currency translation. In addition, Cash and Cash Equivalents decreased (JPY -176.5 billion). These decreases were partially offset by the increase of Property, Plant and Equipment (JPY +161.3 billion), mainly due to an increase in right-of-use assets associated with the building lease in Cambridge, Massachusetts.

Liabilities
Total Liabilities as of September 30, 2026 were JPY 7,854.3 billion (JPY -226.5 billion). Total Bonds and Loans were JPY 4,575.6 billion*, which decreased (JPY -306.2 billion), mainly due to the redemption of USD 1,500 million unsecured U.S. dollar-denominated senior notes during the six-month period ended September 30, 2026. The decrease was partially offset by the increase of total Other Financial Liabilities (JPY +193.0 billion), mainly due to an increase in the lease liability associated with the building lease in Cambridge, Massachusetts.

* The carrying amount of Bonds was JPY 4,350.6 billion and that of Loans was JPY 225.0 billion as of September 30, 2026. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	80.0
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	533.5
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	274.0
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,093.0
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	638.9
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.7
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.7
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	466.0
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	373.3
Total			4,350.6

Translation for reference purpose only
Loans:

Name of Loan	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2023 ~ March 2026	March 2029 ~ March 2034	185.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Total			225.0

On September 23, 2026, Takeda redeemed USD 1,500 million of unsecured U.S. dollar-denominated senior notes issued in September 2016 on their maturity date.
*Amounts presented in the above explanation for Bonds are based on the principal amount.
Equity
Total Equity as of September 30, 2026 was JPY 7,417.2 billion (JPY -13.5 billion). The decrease of Other Components of Equity (JPY -197.6 billion) was mainly due to a change in currency translation adjustments reflecting the appreciation of the Japanese yen. This decrease was partially offset by the increase in Retained Earnings (JPY +146.9 billion), driven by the increase of JPY 305.6 billion from Net Profit for the Period, offset by the decrease of JPY 158.2 billion related to dividend payments.

Translation for reference purpose only
(3) Consolidated Cash Flows

	Billion JPY
	FY2025 H1	FY2026 H1	Change
Net cash from operating activities	593.7	431.9	(161.8)
Net cash used in investing activities	(81.3)	(108.8)	(27.4)
Net cash used in financing activities	(226.9)	(491.4)	(264.5)
Net increase (decrease) in cash and cash equivalents	285.4	(168.3)	(453.7)
Cash and cash equivalents at the beginning of the year	385.1	595.1	209.9
Effects of exchange rate changes on cash and cash equivalents	10.9	(8.3)	(19.2)
Cash and cash equivalents at the end of the period	681.5	418.5	(263.0)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 431.9 billion (JPY -161.8 billion). The decrease was mainly due to changes in working capital primarily resulting from an increase in Trade and Other Receivables, and net cash outflows from Settlement of Forward Exchange Contracts, Net during the six-month period ended September 30, 2026. The decrease was partially offset by favorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 108.8 billion (JPY +27.4 billion). The increase was mainly due to an increase in cash used in Acquisition of Intangible Assets and Acquisition of Property, Plant and Equipment. The increase was partially offset by an increase in Proceeds from Sales and Redemption of Investments.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 491.4 billion (JPY +264.5 billion). The increase was mainly due to cash outflows from Repayment of Bonds and Long-term Loans during the six-month period ended September 30, 2026, compared with net cash inflows from the issuance and repayments of bonds and loans during the six-month period ended September 30, 2025.

Translation for reference purpose only
(4) Research & Development Activities and Results
Research and development expenses for the six-month period ended September 30, 2026 were JPY 338.6 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, and Oncology. We also make targeted R&D investments in Plasma Derived Therapies (PDT). The R&D engine for our three core therapeutic areas is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). Takeda is committed to developing therapies for both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution. We seek to achieve a foundational shift that embeds AI into every stage of drug discovery, redesigning workflows to include automated, data-driven, predictive processes that accelerate innovation.
Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
Major progress on R&D events since April 2026 are listed as follows:

R&D pipeline
Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. Mezagitamab (TAK-079) is a potential best-in-class anti-CD38 antibody with disease modifying potential for multiple immune-mediated diseases like immune thrombocytopenia (ITP) and IgA nephropathy (IgAN). Furthermore, Takeda is making progress on its pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders), along with select rare hematological and renal disorders (ADZYNMA, mezagitamab (TAK-079)), liver diseases, and neurogastric disorders.

ENTYVIO / Generic name: vedolizumab
–In June 2026, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted for review its supplemental Biologics License Application (sBLA) for intravenous (IV) ENTYVIO for the treatment of moderately to severely active ulcerative colitis (UC) and Crohn’s disease in pediatric patients ages 2 years and older. The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date in the first quarter of calendar year 2027. Takeda also submitted a marketing authorization application (MAA) to the European Medicines Agency for ENTYVIO IV for the treatment of moderately to severely active UC and Crohn’s disease in pediatric patients ages 2 years and older. The sBLA and MAA are supported by data from two Phase 3 pediatric trials, the KEPLER study in UC and the ongoing WEBB study in Crohn’s disease.
–In July 2026, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change to the manufacturing and marketing approval of ENTYVIO IV. The application seeks approval for an additional dosing regimen allowing a shortened dosing interval from every eight weeks to every four weeks in adult patients who have experienced a decrease in their response during maintenance therapy, and an expansion of the dosage and administration for pediatric patients with moderate to severe UC and active Crohn’s disease. Vedolizumab received Orphan Drug Designation in Japan in June 2026, for pediatric patients with ulcerative colitis and Crohn’s disease. The application for every-four-week dosing in adult patients is based on data from the Phase 3 Vedolizumab-3039 study

Translation for reference purpose only
conducted in Japan. The pediatric indication expansion is supported by data from the global Phase 3 KEPLER study in UC and WEBB study in Crohn’s disease.
–In October 2026, Takeda announced new data from the VERDICT trial, showing that treating adults with intravenous ENTYVIO to achieve corticosteroid-free (CSF) disease clearance versus CSF symptomatic remission alone, resulted in a significantly longer time to first ulcerative colitis (UC)-related complication, reducing UC complication risk by nearly 70 percent. VERDICT, a Phase 4 ENTYVIO clinical trial, provides the first prospective, randomized evidence that disease clearance is an achievable and clinically relevant target in the treatment of moderate to severe UC. Results were presented during late-breaker and poster sessions at United European Gastroenterology (UEG) Week 2026 and published in the United European Gastroenterology Journal.

Development code: TAK-279 / Generic name: zasocitinib
–In July 2026, Takeda announced new data from the two pivotal Phase 3 studies (LATITUDE PsO 3001 and 3002 studies) of zasocitinib in adults with moderate-to-severe psoriasis (PsO). Presented at the 2026 American Academy of Dermatology (AAD) Innovation Academy, these secondary endpoint data show that zasocitinib demonstrated consistent and high rates of skin clearance across hard-to-treat, high-impact sites, including the scalp, nails, palms and soles, compared with placebo.
–In September 2026, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted its New Drug Application (NDA) under Priority Review for zasocitinib for the treatment of adults with moderate-to-severe plaque psoriasis. The NDA filing is supported by a comprehensive data package including the pivotal global Phase 3 LATITUDE PsO 3001 and 3002 studies. The European Medicines Agency (EMA) also accepted Takeda’s new marketing authorization application (MAA) for zasocitinib, initiating the review process for the treatment of moderate-to-severe plaque psoriasis.
–In September 2026, Takeda announced new data from Phase 3 LATITUDE psoriasis studies of zasocitinib, presented during late-breaking and oral sessions at the European Academy of Dermatology & Venereology (EADV) Congress 2026. In the Phase 3 LATITUDE Atlas (TAK-279 PsO 3004) head-to-head study, zasocitinib demonstrated statistical superiority over deucravacitinib across the primary and all key secondary efficacy endpoints with higher rates of complete skin clearance (PASI 100) observed as early as week 8. At week 16, 36.5% of patients treated with zasocitinib achieved PASI 100 which was more than 2.5 times compared to deucravacitinib. New long-term data from the pivotal Phase 3 LATITUDE PsO 3001 and 3002 studies demonstrated durable skin clearance with zasocitinib through week 52. Among patients who achieved a response at week 24, up to 93% maintained their skin clearance results through week 52 in LATITUDE PsO 3001 (post-hoc analysis) and week 40 in LATITUDE PsO 3002. Additional data from the pivotal Phase 3 LATITUDE PsO 3001 and 3002 studies demonstrated that zasocitinib-treated patients reported improvements in itch and quality of life as early as week 2 with continued improvements through week 24. The safety and tolerability profile of zasocitinib remained consistent across psoriasis studies.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need building its innovative pipeline by leveraging internal expertise and external collaborations. Takeda Neuroscience’s core focus is orexin biology, rare neurology and neurodegeneration diseases. We are advancing a portfolio of tailored therapies designed to unlock the full power of orexin (i.e., ORZEYFUL (oveporexton), TAK-360, TAK-495) to redefine the standard of care for people living with rare sleep-wake disorders and other conditions where orexin biology is implicated. Across our portfolio, we are harnessing advances in disease biology understanding, translational tools, innovative modalities and digital innovation to accelerate development and patient access.

VYVANSE / Generic name: lisdexamfetamine
–In June 2026, Takeda announced that it received notification from the Japanese Ministry of Health, Labour and Welfare (MHLW) regarding the partial lifting of certain approval conditions applied to VYVANSE. The partial lifting of the approval conditions is based on the MHLW’s assessment that the necessary measures associated with the relevant approval condition have been appropriately implemented, based on data submitted by Takeda, including results from post-marketing surveillance studies and initiatives to ensure appropriate use.
Lifted approval condition: “Measures ensuring that VYVANSE would be used only in cases where other attention-deficit/hyperactivity disorder (ADHD) treatments are insufficient, until evaluation of abuse and dependence under actual use conditions has been completed.”

Translation for reference purpose only
ORZEYFUL / Generic name: oveporexton
–In June 2026, Takeda presented additional results from two pivotal studies at SLEEP 2026 showing oveporexton improved daily functioning as well as cognitive and sleep-related symptoms associated with narcolepsy type 1 (NT1). The presentations highlighted results from secondary and exploratory endpoints from the FirstLight and the RadiantLight studies including functioning, cognition, and nighttime sleep. At all doses, oveporexton significantly improved daily functioning at week 12 compared to placebo (p<0.001) across the six domains of the Functional Impacts of Narcolepsy Instrument (FINI). Oveporexton improved cognitive symptoms associated with NT1 compared to placebo, as measured using objective neuropsychological tests of attention, executive function and memory along with patient-reported measures. Exploratory endpoints demonstrated that oveporexton improved quality of sleep across both studies.
–In July 2026, Takeda announced that the National Medical Products Administration (NMPA) of China approved the use of ORZEYFUL (oveporexton) for the treatment of NT1 in adolescents aged 16 years and older and adults. ORZEYFUL is the first oral orexin receptor 2 (OX2R)-selective agonist approved in China and is the only approved medicine to treat NT1. The approval is based on the comprehensive clinical program including the global Phase 3 FirstLight and RadiantLight studies.
–In August 2026, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ORZEYFUL for the treatment of NT1 in adult patients. As a first-in-class orexin treatment, ORZEYFUL is the only medicine indicated in the U.S. to treat the disease holistically rather than individual symptoms. The approval is based on a comprehensive clinical program including the global Phase 3 FirstLight and RadiantLight studies. The controlled substance classification for ORZEYFUL is currently under review by the Drug Enforcement Administration (DEA) and is expected within 90 days post approval. After the controlled substance classification is determined, Takeda expects ORZEYFUL will be made available through a specialty pharmacy to U.S. healthcare providers and adults living with NT1.
–In August 2026, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved the use of ORZEYFUL for the treatment of NT1 in adults. ORZEYFUL is a first-in-class oral OX2R agonist and the only medicine indicated in Japan to treat the disease holistically rather than individual symptoms. The discovery of this new class of medicine originated in Takeda's laboratories in Japan. The approval is based on a comprehensive clinical program including the global Phase 3 FirstLight and RadiantLight studies.

Oncology
In Oncology, we are advancing a pipeline of potential therapies across thoracic, gastrointestinal, and hematologic malignancies. In thoracic and gastrointestinal cancers, TAK‑928 (IBI363) and arcotatug tavatecan (TAK‑921/IBI343) are being evaluated across multiple indications. In hematologic cancers, we are growing a portfolio focused on myeloid malignancies, including MIMRYLO (rusfertide) and elritercept (TAK‑226). Our deep internal expertise, global footprint and strong network of strategic collaborators underpin our ability to drive innovation and long‑term value creation. We aspire to cure cancer, with inspiration from patients and innovation from everywhere.

MIMRYLO / Generic name: rusfertide
–In August 2026, Takeda announced U.S. Food and Drug Administration (FDA) approval of the New Drug Application (NDA) for MIMRYLO for the treatment of erythrocytosis in adults with polycythemia vera (PV). MIMRYLO is a first-in-class hepcidin mimetic designed to regulate iron distribution in the body and red blood cell overproduction to control hematocrit levels, which is the ratio of red blood cells to the total amount of blood in the body. The approval is supported by data from the global randomized Phase 3 VERIFY study.
–In September 2026, Takeda announced that MIMRYLO is the only treatment to be recommended as a Category 1 option across both low- and high-risk PV in the latest National Comprehensive Cancer Network (NCCN) Clinical Practice Guidelines in Oncology (NCCN Guidelines) for Myeloproliferative Neoplasms (Version 3.2026), updated on September 18, 2026. NCCN Guidelines inclusion was based on two late-stage pivotal studies, including the Phase 3 VERIFY study as well as the Phase 2 REVIVE study.

ELAHERE / Generic name: mirvetuximab soravtansine
–In September 2026, Takeda announced that it received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for ELAHERE, an antibody-drug conjugate (ADC) that binds to folate receptor alpha (FRα), for the treatment of FRα-positive, platinum-resistant recurrent ovarian cancer (PROC). The approval is based on results from the studies in patients with FRα-positive PROC, global Phase 3 MIRASOL and SORAYA trials, and TAK-853-1501 trial, a Phase 1/2 study conducted exclusively in Japan.

Translation for reference purpose only
Development code: TAK-921/IBI343 / Generic name: arcotatug tavatecan
–In October 2026, Takeda announced positive results from the Phase 3 G-HOPE-001 study of arcotatug tavatecan in patients with Claudin (CLDN) 18.2-positive, previously treated, advanced gastric or gastroesophageal junction adenocarcinoma (G/GEJA). Results from two prespecified interim analyses were shared in a late-breaking oral presentation at the 2026 European Society for Medical Oncology (ESMO) Congress. The G-HOPE-001 study met both prespecified primary endpoints of overall survival (OS) and progression-free survival (PFS), with arcotatug tavatecan demonstrating statistically significant improvements compared with treatment of physician’s choice (TPC) (irinotecan, paclitaxel or trifluridine/tipiracil). The second prespecified interim analysis (IA2) evaluated OS. Results from IA2 showed statistically significant and clinically meaningful improvement in OS, clinically meaningful improvement in PFS, higher objective response rate (ORR), and generally manageable overall safety profile of arcotatug tavatecan. The first prespecified interim analysis (IA1) included the final analysis of PFS and an assessment of OS futility. Results from IA1 showed statistically significant and clinically meaningful improvement in PFS.

Other Rare Diseases programs
Takeda’s R&D engine is focused on areas of high unmet medical need, both in rare and more prevalent conditions, across three core therapeutic areas (Gastrointestinal and Inflammation, Neuroscience, and Oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical need, on top of marketed products such as TAKHZYRO in hereditary angioedema. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD LIQUID ERC) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. Additionally, we are developing next generation immunoglobulin product with 20% facilitated SCIG (TAK-881) and are pursuing other early-stage opportunities (e.g. TAK-411: hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.

KENKETU GLOVENIN-I/GLOVENIN-I / Generic name: Immunoglobulin (IG) Infusion (Human) for intravenous administration
–In June 2026, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for an additional indication of KENKETU GLOVENIN-I 10% Intravenous Injection, derived from plasma collected in Japan, and GLOVENIN-I 10% Intravenous Injection, derived from plasma collected outside of Japan, for the treatment of autoimmune encephalitis (AE). Both products received Orphan Drug Designation for AE in August 2025.

Development code: TAK-881 / Generic name: Immunoglobulin (IG) Infusion 20% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration
–In October 2026, Takeda announced detailed results from the pivotal Phase 2/3 IgGNITE clinical trial evaluating investigational TAK-881 which, if approved, has the potential to become the first facilitated SCIG 20% therapy for patients with Primary Immunodeficiency Disease (PID) administered up to once-monthly (every 3 to 4 weeks) in the U.S. Data in participants aged 16 years and older are featured in two late-breaking posters at the 22nd Biennial Meeting of the European Society for Immunodeficiencies (ESID 2026). The newly presented data showed TAK-881 delivered the same IG dose in 50% less volume with median infusion times shortened by 56.2 minutes (42.6%) for one infusion site versus HYQVIA, while maintaining up to once-monthly dosing. TAK-881 was well tolerated with no new safety signals or TAK-881-related serious adverse events identified as compared to HYQVIA.

Translation for reference purpose only
Vaccines
In Vaccines, Takeda is applying innovation to tackle infectious diseases such as dengue (QDENGA), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, and leading global institutions including WHO (World Health Organization), PAHO (Pan American Health Organization) and Gavi (Global Alliance for Vaccines and Immunization), among others. These partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
NUVAXOVID Intramuscular Injection / Generic name: Recombinant coronavirus (SARS-CoV-2) vaccine
–In August 2026, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved a partial change to the manufacturing and marketing authorization for NUVAXOVID formulated to target Omicron XFG lineage for which the application was submitted in June 2026. The approval is based on quality data related to the change of antigen strain, as well as non-clinical data in which NUVAXOVID was shown to induce neutralizing antibodies against SARS-CoV-2 antigens (XFG, JN.1, LP.8.1, NB.1.8.1 and XFG.3.4.1).

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.
3. Material Contracts
There were no decisions or agreements reached on important management matters, nor any material contracts executed, during the six-month period ended September 30, 2026.

Translation for reference purpose only
III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares issued as of September 30, 2026	Number of shares issued as of the filing date (October 29, 2026)	Names of stock exchanges on which the Company is listed or names of authorized financial instruments firms association with which the Company is registered	Description
Common stock	1,602,218,559	1,602,218,559	Tokyo (Prime Market), Nagoya (Premier Market), Fukuoka, Sapporo, and New York	The number of shares per one unit of shares is 100 shares.
Total	1,602,218,559	1,602,218,559	—	—
*1    The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange.
*2    The number of shares outstanding as of the filing date does not include shares issued upon exercise of stock acquisition rights from October 1, 2026 to the filing date of Semi-annual Securities Report (October 29, 2026).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Increase/decrease in number of shares issued (Thousands of shares)	Balance of shares issued (Thousands of shares)	Increase/decrease in share capital JPY (millions)	Balance of share capital JPY (millions)	Increase/decrease in legal capital surplus JPY (millions)	Balance of legal capital surplus JPY (millions)
From April 1, 2026 to September 30, 2026	10,989	1,602,219	27,669	1,722,947	27,669	1,714,960
*    The increase of 10,781 thousand shares in the total number of issued shares was due to the issuance of new shares through third party allotment.
Issue price: JPY 5,050     Amount included in share capital per share: JPY 2,525
Allottee: 10,477 employees of the Company and certain subsidiaries of the Company

Translation for reference purpose only
(5) Major shareholders

		As of September 30, 2026
Name	Address	Number of Shares Held (Thousands of Shares)	Percentage of Total Number of Shares Issued (Excluding Treasury Stocks) (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8-1, Akasaka 1-chome, Minato-ku, Tokyo	265,712	16.59
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	240 Greenwich Street, 8th Floor West, New York, NY 10286, U.S.A. (1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	97,237	6.07
Custody Bank of Japan, Ltd. (Trust account)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	82,105	5.13
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	Woolgate House, Coleman Street, London EC2P 2HD, England (2-15-1, Konan, Minato-ku, Tokyo)	44,587	2.78
State Street Bank and Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	42,787	2.67
SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo	24,052	1.50
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	23,982	1.50
Takeda Science Foundation	3-6, Doshomachi 2-chome, Chuo-ku, Osaka	17,912	1.12
BNYM as AGT/CLTS 10 Percent (Standing proxy: MUFG Bank, Ltd.)	240 Greenwich Street, New York, New York 10286, U.S.A. (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	17,834	1.11
JP Morgan Securities Japan Co., Ltd.	7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo	17,607	1.10
Total	—	633,815	39.56

Translation for reference purpose only
(6) Information on voting rights
1) Total number of shares

	As of September 30, 2026
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	195,300	—	—
Shares with full voting rights (Others)	Common stock	1,599,895,000	15,998,950	—
Shares less than one unit	Common stock	2,128,259	—	Shares less than one unit (100 shares)
Number of shares issued		1,602,218,559	—	—
Total number of voting rights		—	15,998,950	—
*1 On July 8, 2026, Takeda conducted the disposal of 6,096,159 treasury shares based on the resolution made on June 9, 2026 by Christophe Weber, the Company's Representative Director, President and Chief Executive Officer as of the date of the resolution, for the purpose of providing the Company's ADS to group employees outside of Japan under the long-term incentive plan. The disposed shares of the Company's common stock were converted into the Company's ADSs and settled with employees.
*2 "Shares with full voting rights (Others)" includes 2,664,000 (voting rights: 26,640) and 1,910,100 (voting rights: 19,101) of the shares held by the ESOP and BIP trust, respectively.
*3 "Shares less than one unit" includes 51 shares of treasury stock, and 94 and 117 of the shares held by the ESOP and BIP trust, respectively.

2) Treasury stock and other

	As of September 30, 2026
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	195,300	—	195,300	0.01
Total	—	195,300	—	195,300	0.01
*    In addition to the treasury shares shown above and 51 shares of treasury stock constituting less than one unit, 2,664,094 of the shares held by the ESOP trust and 1,910,217 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.

Translation for reference purpose only

2. Members of the Board of Directors
Subsequent to the filing date of the Annual Securities Report for the fiscal year ended March 31, 2026, the proposals entitled "Election of Eight (8) Directors who are not Audit and Supervisory Committee Members" and "Election of Three (3) Directors who are Audit and Supervisory Committee Members" were approved and adopted as proposed at the 150th Annual General Meeting of Shareholders held on June 24, 2026. As a result, as of the filing date of this Semi-annual Securities Report, the Company has 11 Directors (8 male Directors and 3 female Directors).
At meetings of the Board of Directors and the Audit and Supervisory Committee held after the General Meeting of Shareholders, the titles and other roles of the Directors were determined. The member composition of the Audit and Supervisory Committee, the Nomination Committee and the Compensation Committee is as follows:
Audit and Supervisory Committee: Mr. Koichiro Kimura (Head), Mr. Bruce Broussard and Ms. Kimberly A. Reed
Nomination Committee: Mr. Masami Iijima (Chairperson), Dr. Steven Gillis and Mr. Koichiro Kimura (Ms. Julie Kim as an observer)
Compensation Committee: Dr. John Maraganore (Chairperson), Mr. Masami Iijima, Ms. Kimberly A. Reed and Ms. Miki Tsusaka

Translation for reference purpose only
IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” pursuant to Article 312 of "Ordinance on the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" (Ordinance of the Ministry of Finance No. 28, 1976) (hereinafter “Ordinance on Consolidated Financial Statements”).
Takeda falls under the category listed in the upper column of item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan, and prepares Type 1 Interim Consolidated Financial Statements in accordance with the provisions of Part 1 and Part 5 of Ordinance on Consolidated Financial Statements.

Translation for reference purpose only
1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Six-month Period Ended September 30,
	Note	2025	2026
Revenue	4	2,219,481	2,406,997
Cost of sales		(764,736)	(798,769)
Selling, general and administrative expenses		(509,436)	(558,227)
Research and development expenses		(305,373)	(338,624)
Amortization and impairment losses on intangible assets associated with products	5	(336,793)	(218,516)
Other operating income		23,519	15,463
Other operating expenses	6	(73,101)	(101,585)
Operating profit		253,561	406,739
Finance income		118,154	39,177
Finance expenses		(190,296)	(127,224)
Share of loss of investments accounted for using the equity method		(2,615)	(4)
Profit before tax		178,804	318,688
Income tax expenses	7	(66,254)	(12,972)
Net profit for the period		112,550	305,716
Attributable to:
Owners of the Company		112,441	305,626
Non-controlling interests		108	89
Net profit for the period		112,550	305,716
Earnings per share (JPY)
Basic earnings per share	8	71.57	192.53
Diluted earnings per share	8	70.45	189.52
See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Net profit for the period	112,550	305,716
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	27,311	(8,867)
Remeasurement of defined benefit pension plans	757	3,140
	28,067	(5,727)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	204,959	(189,760)
Cash flow hedges	16,611	(6,937)
Hedging cost	3,458	3,919
Share of other comprehensive loss of investments accounted for using the equity method	(260)	(110)
	224,768	(192,888)
Other comprehensive income (loss) for the period, net of tax	252,835	(198,615)
Total comprehensive income for the period	365,385	107,101
Attributable to:
Owners of the Company	365,288	107,076
Non-controlling interests	97	25
Total comprehensive income for the period	365,385	107,101
See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2026	As of September 30, 2026
ASSETS
Non-current assets:
Property, plant and equipment		2,120,639	2,281,914
Goodwill		5,809,010	5,684,518
Intangible assets		3,419,348	3,218,033
Investments accounted for using the equity method		8,796	8,617
Other financial assets		439,941	399,638
Other non-current assets		77,010	74,100
Deferred tax assets		546,260	607,522
Total non-current assets		12,421,004	12,274,342
Current assets:
Inventories		1,396,620	1,441,087
Trade and other receivables		844,312	872,682
Other financial assets		41,888	35,868
Income taxes receivable		32,036	37,563
Other current assets		162,638	178,077
Cash and cash equivalents		595,054	418,533
Assets held for sale		17,955	13,346
Total current assets		3,090,503	2,997,156
Total assets		15,511,506	15,271,498

Translation for reference purpose only

		JPY (millions)
	Note	As of March 31, 2026	As of September 30, 2026
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	9	4,369,681	4,174,676
Other financial liabilities		571,248	781,767
Net defined benefit liabilities		143,683	132,188
Provisions		37,550	34,378
Other non-current liabilities		99,818	103,476
Deferred tax liabilities		26,804	24,287
Total non-current liabilities		5,248,784	5,250,773
Current liabilities:
Bonds and loans	9	512,157	400,974
Trade and other payables		491,345	486,196
Other financial liabilities		141,220	123,713
Income taxes payable		97,880	117,080
Provisions		998,501	962,143
Other current liabilities		590,152	512,675
Liabilities held for sale		818	769
Total current liabilities		2,832,074	2,603,549
Total liabilities		8,080,858	7,854,322
EQUITY
Share capital		1,695,277	1,722,947
Share premium		1,776,352	1,758,304
Treasury shares		(49,128)	(20,913)
Retained earnings		712,381	859,247
Other components of equity		3,297,407	3,099,816
Other comprehensive income associated with assets held for sale		(2,848)	(3,216)
Equity attributable to owners of the Company		7,429,441	7,416,185
Non-controlling interests		1,208	991
Total equity		7,430,649	7,417,176
Total liabilities and equity		15,511,506	15,271,498

See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2025 (From April 1 to September 30, 2025)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025		1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period					112,441
Other comprehensive income (loss)						204,710	27,311
Comprehensive income (loss) for the period		—	—	—	112,441	204,710	27,311
Transactions with owners:
Issuance of new shares		74	74
Acquisition of treasury shares			(20)	(51,610)
Dividends	10				(154,411)
Transfers from other components of equity					3,042		(2,285)
Share-based compensation			36,219
Exercise of share-based awards	10		(77,301)	77,301
Transfer to other comprehensive income associated with assets held for sale						3,595
Total transactions with owners		74	(41,028)	25,691	(151,369)	3,595	(2,285)
As of September 30, 2025		1,694,759	1,734,685	(49,124)	1,148,658	2,628,283	29,782

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025		(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period					—		112,441	108	112,550
Other comprehensive income (loss)		16,611	3,458	757	252,847		252,847	(11)	252,835
Comprehensive income (loss) for the period		16,611	3,458	757	252,847	—	365,288	97	365,385
Transactions with owners:
Issuance of new shares					—		148		148
Acquisition of treasury shares					—		(51,630)		(51,630)
Dividends	10				—		(154,411)		(154,411)
Transfers from other components of equity				(757)	(3,042)		—		—
Share-based compensation					—		36,219		36,219
Exercise of share-based awards	10				—		—		—
Transfer to other comprehensive income associated with assets held for sale					3,595	(3,595)	—		—
Total transactions with owners		—	—	(757)	553	(3,595)	(169,674)	—	(169,674)
As of September 30, 2025		(48,241)	(4,509)	—	2,605,315	(3,595)	7,130,697	992	7,131,690

Translation for reference purpose only
Six-month period ended September 30, 2026 (From April 1 to September 30, 2026)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2026		1,695,277	1,776,352	(49,128)	712,381	3,326,132	11,986
Net profit for the period					305,626
Other comprehensive income (loss)						(198,399)	(8,867)
Comprehensive income (loss) for the period		—	—	—	305,626	(198,399)	(8,867)
Transactions with owners:
Issuance of new shares	10	27,669	27,669
Acquisition of treasury shares				(1,014)
Dividends	10				(158,169)
Transfers from other components of equity					(591)		3,731
Share-based compensation			37,956
Exercise of share-based awards	10		(83,673)	29,229
Transfer to other comprehensive income associated with assets held for sale						8,961
Total transactions with owners		27,669	(18,047)	28,215	(158,760)	8,961	3,731
As of September 30, 2026		1,722,947	1,758,304	(20,913)	859,247	3,136,695	6,851

		Equity attributable to owners of the Company
		Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2026		(35,903)	(4,808)	—	3,297,407	(2,848)	7,429,441	1,208	7,430,649
Net profit for the period					—		305,626	89	305,716
Other comprehensive income (loss)		(6,937)	3,919	3,140	(207,143)	8,593	(198,550)	(64)	(198,615)
Comprehensive income (loss) for the period		(6,937)	3,919	3,140	(207,143)	8,593	107,076	25	107,101
Transactions with owners:
Issuance of new shares	10				—		55,339		55,339
Acquisition of treasury shares					—		(1,014)		(1,014)
Dividends	10				—		(158,169)	(242)	(158,411)
Transfers from other components of equity				(3,140)	591		—		—
Share-based compensation					—		37,956		37,956
Exercise of share-based awards	10				—		(54,444)		(54,444)
Transfer to other comprehensive income associated with assets held for sale					8,961	(8,961)	—		—
Total transactions with owners		—	—	(3,140)	9,553	(8,961)	(120,332)	(242)	(120,574)
As of September 30, 2026		(42,840)	(889)	—	3,099,816	(3,216)	7,416,185	991	7,417,176

Translation for reference purpose only
(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2025	2026
Cash flows from operating activities:
Net profit for the period		112,550	305,716
Depreciation and amortization		366,618	327,473
Impairment losses		87,143	30,855
Equity-settled share-based compensation		35,262	37,593
Loss on sales and disposal of property, plant and equipment		916	759
Loss (gain) on divestment of business and subsidiaries		(17,929)	2,074
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		989	30
Finance (income) and expenses, net		72,142	88,047
Share of loss of investments accounted for using the equity method		2,615	4
Income tax expenses		66,254	12,972
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		38,286	(30,320)
Increase in inventories		(42,031)	(75,653)
Decrease in trade and other payables		(11,242)	(13,636)
Increase (decrease) in provisions		8,533	(21,707)
Decrease in other financial liabilities		(5,309)	(28,569)
Settlement of forward exchange contracts, net		75,364	(16,126)
Other, net		(110,154)	(114,298)
Cash generated from operations		680,006	505,215
Income taxes paid		(91,891)	(77,247)
Tax refunds and interest on tax refunds received		5,535	3,923
Net cash from operating activities		593,651	431,890
Cash flows from investing activities:
Interest received		7,726	9,222
Dividends received		584	233
Acquisition of property, plant and equipment		(88,008)	(98,501)
Proceeds from sales of property, plant and equipment		6,385	1,459
Acquisition of intangible assets		(39,885)	(60,457)
Acquisition of investments		(229)	(1,122)
Proceeds from sales and redemption of investments		4,010	17,402
Acquisition of shares in associates		(623)	(200)
Proceeds from sales of shares in associates		686	—
Proceeds from sales of business, net of cash and cash equivalents divested		29,645	22,736
Settlement of forward exchange contracts designated as net investment hedges, net		(1,536)	—
Other, net		(82)	453
Net cash used in investing activities		(81,326)	(108,774)

Translation for reference purpose only

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2025	2026
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers		(341,780)	—
Proceeds from issuance of bonds and long-term loans		526,060	—
Repayments of bonds and long-term loans		(125,385)	(239,624)
Acquisition of treasury shares		(51,603)	(1,007)
Interest paid		(52,296)	(66,447)
Dividends paid		(154,082)	(157,865)
Repayments of lease liabilities		(22,318)	(21,685)
Other, net		(5,476)	(4,742)
Net cash used in financing activities		(226,881)	(491,370)
Net increase (decrease) in cash and cash equivalents		285,444	(168,254)
Cash and cash equivalents at the beginning of the year		385,113	595,054
Effects of exchange rate changes on cash and cash equivalents		10,929	(8,267)
Cash and cash equivalents at the end of the period		681,486	418,533

See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) has a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda is a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, and through our plasma-derived therapies and vaccine business. Takeda’s principal pharmaceutical products are grouped into the following categories: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines and Neuroscience.
2.    Basis of Preparation
(1) Compliance with Interim Financial Reporting Standards
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2026.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the six-month period ended September 30, 2026 were approved on October 29, 2026 by Representative Director, President & Chief Executive Officer (“CEO”) Julie Kim and Director & Chief Financial Officer (“CFO”) Milano Furuta.
(3) Functional and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese Yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements as of and for the fiscal year ended March 31, 2026.
As of September 30, 2026 and through the issuance date of this report, Takeda concluded there was no indication of goodwill impairment.
3.    Material Accounting Policies
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2026.
Takeda calculated income tax expenses for the six-month period ended September 30, 2026, based on the estimated average annual effective tax rate.

Translation for reference purpose only
4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Sales of pharmaceutical products	2,183,456	2,359,670
Out-licensing and service income	36,025	47,327
Total	2,219,481	2,406,997

Revenue by Business Area and Product

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Gastroenterology:
ENTYVIO	479,235	541,656
GATTEX/REVESTIVE	71,641	79,895
TAKECAB/VOCINTI *	68,948	76,041
DEXILANT	16,374	18,347
EOHILIA	4,250	4,372
Others	52,339	56,447
Total Gastroenterology	692,788	776,759
Rare Diseases:
TAKHZYRO	113,298	115,552
ELAPRASE	49,067	50,969
ADVATE	53,571	50,625
REPLAGAL	38,686	41,167
LIVTENCITY	22,111	28,786
ADYNOVATE/ADYNOVI	28,806	26,800
VONVENDI	11,399	15,874
ADZYNMA	4,850	8,836
Others	58,735	57,091
Total Rare Diseases	380,523	395,699
PDT:
Immunoglobulin	387,069	423,760
Albumin	66,127	69,123
Others	64,233	68,286
Total PDT	517,429	561,169
Oncology:
ADCETRIS	74,536	85,481
LEUPLIN/ENANTONE	58,634	63,874
NINLARO	41,432	44,136

Translation for reference purpose only

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
ICLUSIG	34,471	37,148
FRUZAQLA	27,262	33,357
ALUNBRIG	17,773	19,622
Others	33,725	33,396
Total Oncology	287,834	317,014
Vaccines:
QDENGA	21,064	26,631
Others	10,593	10,011
Total Vaccines	31,657	36,643
Neuroscience:
VYVANSE/ELVANSE	106,551	105,590
TRINTELLIX	56,951	71,300
ADDERALL XR	10,587	10,346
Others	32,060	33,695
Total Neuroscience	206,149	220,932
Other:
FOSRENOL	4,803	3,653
AZILVA *	2,505	1,665
Others	95,794	93,463
Total Other	103,102	98,781
Total	2,219,481	2,406,997
* The figures include the amounts of fixed dose combinations and blister packs.
(2) Geographic Information
Takeda’s revenue from contracts with customers is based on the following geographic locations:

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Japan	219,060	213,869
U.S.	1,091,867	1,130,653
Europe*2	482,103	559,841
Latin America	118,518	144,543
China	92,653	106,206
Asia (excluding Japan & China)	47,799	54,552
Russia/CIS	43,190	52,785
Other*1, 2	124,290	144,546
Total	2,219,481	2,406,997
*1 Other includes Canada, the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries and regions based on the customer location.
*2 Following the implementation of a new organizational structure, the geographical classification previously presented as “Europe and Canada” through the prior fiscal year has been revised to “Europe” from the current fiscal year, and revenue attributable to Canada is now included in “Other“. Accordingly, revenue for the six-month period ended September 30, 2025 in the above has been reclassified to conform to the presentation for the six-month period ended September 30, 2026.  Revenue by geographic region for the six-month period ended September 30, 2025 previously presented under “Europe and Canada” and “Other” amounted to JPY 535,202 million and JPY 71,191 million, respectively.

Translation for reference purpose only
5.    Amortization and impairment losses on intangible assets associated with products
The impairment losses recorded for the six-month period ended September 30, 2025 were JPY 76,042 million, which primarily included JPY 58,173 million of impairment charges related to the gamma delta T-cell therapy platform and associated Oncology program, and impairment charges for certain other in-process R&D assets, all of which were recorded following the decision to discontinue the related research and development activities.
The impairment losses recorded for the six-month period ended September 30, 2026 were immaterial.
6.    Other Operating Expenses
Other operating expenses for the six-month period ended September 30, 2025 included JPY 27,428 million of restructuring expenses, which mainly consisted of the costs related to the enterprise-wide efficiency program, and JPY 23,959 million of expenses recognized for the valuation reserve on pre-launch inventories.
Other operating expenses for the six-month period ended September 30, 2026 included JPY 79,822 million of restructuring expenses, which mainly consisted of the costs related to the transformation program.
7.    Income Tax Expenses
The effective tax rate for the six-month period ended September 30, 2026 was 4.1% compared to 37.1% for the six-month period ended September 30, 2025. The decrease in effective tax rate was primarily attributable to deferred tax benefits recognized in the six-month period ended September 30, 2026, reflecting a reassessment of the recoverability of deferred tax assets related to deductible temporary differences, as well as deferred tax benefits arising from capital losses generated through the restructuring of a subsidiary.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	Six-month Period Ended September 30,
	2025	2026
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	112,441	305,626
Net profit used for calculation of earnings per share (million JPY)	112,441	305,626
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,571,098	1,587,407
Dilutive effect (thousands of shares)	24,834	25,202
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,595,932	1,612,609
Earnings per share
Basic earnings per share (JPY)	71.57	192.53
Diluted earnings per share (JPY)	70.45	189.52

Translation for reference purpose only
9.    Bonds and Loans

During the six-month period ended September 30, 2026, Takeda had the following movements in the bonds and loans.
Bonds

Redemption

Instrument	Issuance Date	Redemption Date	Principal Amount in Contractual Currency
Unsecured US Dollar Denominated Senior Notes Assumed in Shire Acquisition	September 2016	September 23, 2026	USD 1,500 million
10.    Equity and Other Equity Items
(1) Issuance of shares and disposal of treasury shares
During the six-month period ended September 30, 2025, the Company disposed of 17,271 thousand treasury shares under the Long-Term Incentive Plan for Company Group Employees residing outside of Japan (“LTIP”). The disposal of treasury shares resulted in a decrease in treasury shares of JPY 73,760 million.
During the six-month period ended September 30, 2026, the Company issued 10,781 thousand shares of common stock and disposed of 6,096 thousand treasury shares under the LTIP. The issuance of these shares resulted in an increase in share capital of JPY 27,222 million and share premium of JPY 27,222 million. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 26,037 million.
The shares of common stock issued and treasury shares disposed of were converted into the Company’s American Depositary Shares (ADSs) and delivered to employees.
(2) Dividends

Dividends declared and paid	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Record date	Effective date
Six-month period ended September 30, 2025 (April 1, 2025 to September 30, 2025)	154,763	98.00	March 31, 2025	June 26, 2025
Six-month period ended September 30, 2026 (April 1, 2026 to September 30, 2026)	158,494	100.00	March 31, 2026	June 25, 2026
Dividends declared for which the effective date falls after September 30, 2026 are as follows:

Dividends declared	Total dividends declared JPY (millions)	Dividends per share (JPY)	Record date	Effective date
For the fiscal year ending March 31, 2027 (April 1, 2026 to March 31, 2027)	163,406	102.00	September 30, 2026	December 1, 2026

Translation for reference purpose only
11.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs.

	JPY (millions)
As of September 30, 2026	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	5,582	8,716	14,298
Investments in convertible notes	—	—	5,752	5,752
Investments in debt instruments	—	—	19,196	19,196
Financial assets associated with contingent consideration arrangements	—	—	10,006	10,006
Derivatives for which hedge accounting is applied	—	136,316	—	136,316
Financial assets measured at fair value through OCI
Trade and other receivables	—	102,579	—	102,579
Equity instruments	104,929	—	63,358	168,287
Investments in debt instruments	66,965	—	—	66,965
Total	171,894	244,478	107,026	523,398

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	20,381	10,816	31,197
Financial liabilities associated with contingent consideration arrangements	—	—	4,083	4,083
Total	—	20,381	14,899	35,279
(2) Valuation Techniques
The fair value of derivatives classified as Level 2 is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
Derivatives classified as Level 3 include those recognized in connection with settlements of cash flows arising from differences between the fixed prices and floating market prices of renewable energy in a virtual power purchase agreement and those recognized in an agreement to offset the volatility of such cash flows. The fair value of derivatives in Level 3 is measured using the discounted cash flow method. The key assumptions taken into account include forecasted renewable energy prices and the expected generation of the renewable energy generating facility.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade and other receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA multiple used for the EBITDA multiples approach, which ranges from 5.3 times to 9.4 times.

Translation for reference purpose only
Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The fair value of the other financial liabilities is measured using the discounted cash flow model.
(3) Transfers between levels
There were no significant transfers between levels of the fair value hierarchy during the six-month period ended September 30, 2026.
(4) Level 3 fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the six-month period ended September 30, 2026. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements is included in (5) Financial liabilities associated with contingent consideration arrangements. There were no significant changes in the fair values of Level 3 financial assets resulting from changes in key assumptions used in their fair value measurements.

	JPY (millions)
	Six-month Period Ended September 30, 2026
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	10,488	66,306
Changes recognized as finance income or finance expenses	(313)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(169)	(4,303)
Purchases	—	1,359
Sales	—	(4)
As of the end of the period	10,006	63,358

Translation for reference purpose only
(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of September 30, 2026, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements is classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the six-month period ended September 30, 2026. There were no significant changes in the fair values of financial liabilities associated with contingent consideration arrangements resulting from changes in the key assumptions used in their fair value measurements.

JPY (millions)
Six-month Period Ended September 30, 2026
As of the beginning of the period	3,185
Changes in the fair value during the period	34
Settled during the period	(26)
Foreign currency translation differences	889
As of the end of the period	4,083
(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
	As of September 30, 2026
	Carrying amount	Fair value
Bonds	4,350,650	3,834,918
Long-term loans	225,000	213,978
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

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12.    Commitments and Contingent Liabilities
Litigation
Takeda is involved in various legal and administrative proceedings. There were no significant updates during the six-month period ended September 30, 2026, except for the matter below.
Intellectual property
ENTYVIO Patent Revocation and Infringement Actions
Since February 2026, third parties have brought patent revocation proceedings in several countries in Europe against certain patents owned by Takeda relating to ENTYVIO, including patents covering aspects of intravenous (“IV”) and subcutaneous (“SC”) dosing and certain IV and SC formulations. These proceedings are ongoing and still at an early stage.
Separately, beginning in August 2026, Takeda has filed patent infringement actions in the United States and Canada relating to proposed biosimilar products for the IV and SC formulations of ENTYVIO. These proceedings are ongoing and still at an early stage.
13.    Subsequent Events
Not applicable.

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2. Others
Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 150th fiscal year (from April 1, 2026 to March 31, 2027) at the meeting of the Board of Directors held on October 29, 2026.

(a)	Total amount of interim dividends	JPY 163,406,367,216
(b)	Interim dividend per share	JPY 102.00
(c)	Effective date/ Payment start date	December 1, 2026

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B. Information on Guarantors of the Company
Not applicable.